CANNEX COMMENDS U.S. HOUSE APPROPRIATIONS COMMITTEE
ON VOTE TO PROTECT STATE-LEGAL MEDICAL MARIJUANA
FROM PROSECUTION

U.S. House of Representative Appropriations Committee passed the Joyce
Amendment, which prohibits the Department of Justice from prosecuting participants who comply with state laws permitting medical marijuana programs.

VANCOUVER, BC, May 22, 2018 - Cannex Capital Holdings Inc. (CSE: CNNX) (“Cannex” or the “Company”), a cannabis platform company that provides a wide range of services, including real estate, management, financial, and branding, to U.S. cannabis operators, applauds the U.S. House of Representatives Appropriations Committee for its vote to pass the Joyce Amendment, which adds a provision to prohibit the U.S. Department of Justice (“DOJ”) from using funding to prevent states from implementing medical marijuana laws through the end of fiscal year 2019.

The Rohrabacher-Farr Amendment has protected states with legal medical marijuana programs from interference from the DOJ, and will continue to do so until the end of fiscal year 2018, but blocked floor votes on cannabis amendments have prevented votes on extensions of the prohibition on funding enforcement against medical marijuana since 2015. Cannex commends Representative David Joyce (R- OH) for offering the amendment and thanks the members of the Appropriations Committee who supported the amendment.

According to NORML, a marijuana reform advocate organization, 46 U.S. states and over two million patients rely on state medical marijuana laws to obtain cannabis. According to a recent nationwide Quinnipiac University poll, 93% of Americans support the legalization of medical marijuana. The Joyce Amendment will extend protection for patients and providers from the threat of federal prosecution.

“Representative Joyce and the Appropriations Committee took a brave step to protect the rights of states and sick patients who benefit from having access to medical cannabis. We thank these U.S. Representatives for representing the will of the people and preserving their right to access medical cannabis,” said Anthony Dutton, CEO of Cannex. “Protection from federal prosecution is critical to ensure that patients receive safe, high-quality medical cannabis.”

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Northwest Cannabis Solutions and 7Point Holdings are not Cannex subsidiaries, and Cannex does not hold any ownership position in either company.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements including statements related to future developments and the business and operations of Cannex.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to, the risk factors included in Cannex’s listing statement filed with the CSE.

Cannex cautions that the foregoing list of material factors is not exhaustive. When relying on Cannex’s forward- looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Cannex has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this news release represents Cannex’s expectations as of the date of this news release and, accordingly, are subject to change after such date.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law.